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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Month Ended                 Commission file number
               August 31, 2003                          0-14884



            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F   X                       Form 40-F
                     -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
              Yes  _____                        No   X
                                                   -----

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .


                           Total number of pages is 5


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Sand Technology Inc. (the "Company")  incorporates  this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).





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    FOR NORTH AMERICA:    FOR INVESTOR RELATIONS:    FOR EUROPE:
    Robert Thompson,                                 Sian Gaskell
    Sand Technology       de Jong & Associates,      Hotwire PR
    pr@sand.com           sndt@dejong.org            Sian.gaskell@hotwirepr.com
    +(1) 401/862-3538     +(1) 760/943-9065          +44 (0) 20 7608 4637

PRESS RELEASE

                               SAND ANNOUNCES SALE
                  OF SYSTEMS INTEGRATION SUBSIDIARY CLARITYBLUE
              COMPANY APPOINTS NEW EUROPEAN MANAGEMENT TO FOCUS ON
                        SOFTWARE PRODUCTS BUSINESS MODEL

MONTREAL, AUGUST 1ST, 2003: SAND Technology Inc. (NASDAQ: SNDT) today announced the sale of ClarityBlue, its UK-based customer analytics consulting and systems integration subsidiary, in a management buyout led by ClarityBlue's president, Duncan Painter. In addition to capital provided by management, the buyout of ClarityBlue is being supported by ECI Partners LLP and Barclays Bank plc.

The total consideration is (pound sterling) 9 million (over CAD$20 million), subject to year-end adjustments and foreign currency fluctuations. Under the agreement, ClarityBlue will continue to be a major reseller of the SAND Analytic Server and other SAND software products as core components to its Customer Analytics systems integration business model. Duncan Painter will serve as an ongoing consultant to SAND.

The Company also announced the appointment of Tim Daniels as president of its new subsidiary, SAND Technology UK. Mr. Daniels is the former Vice President, Europe, Middle East and Africa (EMEA) for ACTA Technology.

"ClarityBlue has been a very good proving ground for SAND's software products," said SAND CEO Arthur Ritchie. "Under Duncan's leadership, ClarityBlue has been, and will continue to be, an excellent test bed and reference generator for the SAND Analytic Server, demonstrating that it can support real-world, complex, scaleable, business critical analytic applications for Global 2000 customers. The dichotomy for us is that the systems integration model employed by ClarityBlue carries with it a cost structure and manpower requirements that were out of alignment with our goals as a Business Intelligence software products company. We believe that this new model for working together will give SAND the best of both worlds - the continued reference base from ClarityBlue customers and an ongoing royalty revenue stream from their software sales, without the associated cost structure. In addition, the management and board of directors will retain Duncan's good commercial counsel."

"The new arm's-length relationship with ClarityBlue will allow the UK subsidiary of SAND, under Tim Daniels' capable leadership, to more effectively recruit additional systems integration partners as distributors, without a perceived conflict of interest from an in-house systems integration group," added Ritchie.

ABOUT TIM DANIELS

Mr. Daniels has 19 years experience in senior sales and operational management with BMC Software, Evolutionary Technologies International (ETI) and Acta Technology. As Vice President, EMEA for Acta he was responsible for a team of over 40 people, and generated some $15 million in annual revenue for the company. During his time at Acta, he was also responsible for establishing and developing several key strategic relationships, including those with Accenture, IBM and CSC. Upon the acquisition of Acta by Business Objects last year, Tim assumed the role of Director - EMEA Data Integration for Business Objects and oversaw the successful transition and integration of the two companies in Europe.

                                     - more-


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ABOUT THE SAND(TM) ANALYTIC SERVER

The SAND Analytic Server allows integration of virtually unlimited volumes of data from a variety of sources - DATA WAREHOUSES, OPERATIONAL SYSTEMS, AND LEGACY OR THIRD-PARTY DATABASES - into a compact, fully-indexed analytical repository that can be rapidly deployed and quickly and easily accessed by business users via SQL 92 compliant Business Intelligence tools or methods.
It is highly scalable to accommodate growth and fast and simple to update to accommodate business change. The SAND Analytic Server boosts the performance of existing Business Intelligence architectures while reducing the need for involvement of specialist data management staff and fully supports 24x365 operations, making it ideal for business-critical applications.

The SAND Analytic Server delivers on the promise of ANALYTICS @ THE SPEED OF BUSINESS(TM) by immediately showing tangible business benefits, and delivering low total cost of ownership and high overall return on investment.

ABOUT SAND TECHNOLOGY (TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, customer relationship (CRM) analytics, supply chain management, inventory and production optimization, financial analysis, and strategic planning. SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information, visit www.sand.com
                            ------------

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All Rights Reserved. SAND Technology, Nucleus, Nucleus Server, N: VECTOR,
Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the SAND Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect SAND's financial results is included in SAND's current Annual Report and in SAND's reports to the Securities and Exchange Commission.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      SAND TECHNOLOGY INC.




                                      /s/ Arthur Ritchie
                                     ---------------------------------
                                     Chairman of the Board, President
                                     and Chief Executive Officer


August 1, 2003


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